FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                  HSBC ACQUIRES BOSCOV'S CREDIT CARD PORTFOLIO

HSBC Retail Services, a business unit of HSBC North America Holdings, Inc., has entered into a strategic alliance to acquire the credit receivables, and manage the ongoing credit programme, of Boscov's Department Stores, the largest family-owned, independent department store in the United States.

HSBC Retail Services, through HSBC Bank Nevada, N.A., is purchasing the consumer accounts and approximately US$170 million in receivables. Under the terms of the 10-year agreement, HSBC is paying upfront a US$29 million premium on the credit card portfolio. The transaction is expected to close in the second quarter of 2006.

By partnering with HSBC, Boscov's customers will continue to enjoy all of the benefits of their existing card programme. This includes a points-based rewards programme where customers earn up to four points for every dollar charged on their Boscov's private label card.

In addition, Boscov's will be able to take advantage of HSBC's expertise in credit, marketing analytics and customer loyalty to acquire new customers and build market share as it continues to grow its business.

Joseph Hoff, chief executive officer, HSBC Retail Services, said: "We are committed to providing additional value to Boscov's credit programme. Making full use of our industry expertise, being responsive to our partner's needs in a credit programme, and offering flexible financing solutions are what we do best. Delivering on our commitment to help Boscov's enhance its customer relationships is our top priority."

Dean Sheaffer, controller and senior vice president of credit and customer relationship management, Boscov's, said: "After careful consideration of all possible options to add value to Boscov's credit programme for our customers and stakeholders, the obvious choice was HSBC. Taking the Boscov's programme to the next level required that we find a partner with deep retail private label, operational, risk management and marketing skills. HSBC is clearly the industry leader delivering this skill-set. We look forward to working with our new strategic partner to deepen our knowledge of our customer base and to develop initiatives to enhance the Boscov's credit programme's value to our customers and our company."

Notes to editors:

1. Boscov's
Boscov's Department Stores is the largest full-line, family owned independent department store in the country, operating 40 stores including Pennsylvania, New York, New Jersey, Delaware, Maryland and Virginia. The stores sell men's, women's and children's apparel, shoes and accessories; also jewellery, cosmetics, housewares, appliances, toys, and sporting goods. Some stores also feature Ritz Camera Centers, travel agencies, vision centres, hair salons, and restaurants. Boscov's was founded by Solomon Boscov in 1921. Today the company generates yearly sales revenue of about US$1.1 billion.

2. HSBC Retail Services
HSBC Retail Services, a business unit of HSBC North America Holdings, Inc., is a leading issuer of private label (merchant branded) credit cards in the United States. This business provides flexible, customised credit card solutions for many of the world's premier retailers and manufacturers and has more than 60 active merchant relationships. For more information, visit www.hsbcretailservices.com.

3. HSBC North America Holdings, Inc.
HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. The company's businesses serve nearly 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

4. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 April, 2006